SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549



                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          KEYSTONE HERITAGE GROUP, INC.
             (Exact name of registrant as specified in its charter)


          Pennsylvania                                   23-2219749
(State of Incorporation or organization)    (IRS Employer Identification Number)



55 WILLOW STREET
LEBANON, PENNSYLVANIA                                        17046
(Address of principal executive officers)                  (Zip Code)

If this form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check the following box.

If this form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction (A)(c)(2), please check the following box.


Securities to be registered pursuant to Section 12(b) of the Act:

    Title of Each Class                         Name of Each Exchange on which
    to be so Registered                         Each Class is to be Registered

Common Shares, $5.00 Par Value                      American Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.  Description of Registrant's Securities to be Registered.

         The securities registered hereunder are the Common Shares of Keystone Heritage Group, Inc. (the "Company"). The authorized capital stock of the Company consists of 10,000,000 Common Shares, par value $5.00 per share.

Common Shares

         Voting, Dividend and Other Rights. The holders of the Company's Common Shares are entitled to one vote per share for each share held of record on all matters submitted to a vote of shareholders, to participate equally in dividends when and as declared by the Board of Directors out of funds legally available therefore and, in the event of liquidation or distribution of assets of the Company, are entitled to share ratably in such assets remaining after payment of liabilities. Holders of Common Shares have no conversion, preemptive or other rights to subscribe for additional shares and there are no redemption or sinking fund provisions with respect to such stock. The outstanding Common Shares of the Company are fully paid and non-assessable.

Transfer Agent and Registrar

         The Transfer Agent and Registrar for the Common Shares is Registrar and Transfer Company, 10 Commerce Street, Cranford, NJ 01016.

         Pennsylvania Anti-Takeover Laws, Limitation on Directors' Liability and Certain Provisions of the Company's Articles of Incorporation and By-laws

         Certain provisions of the Pennsylvania Business Corporation Law of 1988 (the "BCL") and the Company's Articles of Incorporation and Bylaws may have the effect of deterring, delaying or preventing an attempt by a third party to acquire control of the Company.

         The "business combination" provisions in Sections 2551 through 2556 of the BCL prohibit the Company from engaging in any business combination (which is defined broadly to include mergers, consolidations, share exchanges, divisions and sales or other dispositions of assets having a value in excess of 10% or more of the assets, market value or earning power or net income of the corporation) with an "interested shareholder" or an affiliate thereof unless (A) the business combination or the acquisition of shares in which a person becomes an interested shareholder is approved by the Board of Directors before the shareholder becomes an "interested shareholder," (B) the interested shareholder owns

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

80% of the corporation's outstanding voting shares and the business combination satisfies certain "fair price" criteria and is approved by the holders of a majority of the remaining shares, or (C) the holders of a majority of the voting shares (excluding those held by the interested shareholder unless the fair price criteria are satisfied) approve the business combination at a meeting held no earlier than five years after the interested shareholder's acquisition date. An "interested shareholder" is any beneficial owner of 20% or more of the voting shares of a corporation or an affiliate of the corporation who was at any time within the five year period prior to the date in question a beneficial owner of 20% or more of the voting shares of the corporation, but does not include shareholders who were interested shareholders prior to the date of the adoption of these provisions by the Company.

         The Articles of Incorporation of the Company provide that, notwithstanding the fact that a lesser vote of shareholders may be provided by law, the affirmative vote of the outstanding capital stock of the Company entitled to cast at least 85% of the voting shares is required to approve any business combination. If, however, certain conditions are satisfied, a business combination will require the affirmative vote of the holders of at least 75% of the outstanding shares.

         The Company has not opted out of, and is thus subject to, certain anti-takeover provisions of the BCL, including the "control transactions" provision, which provides for mandatory shareholder notice of the acquisition of 20% of the voting power of a Pennsylvania corporation and provides shareholders with the opportunity to demand "fair value" for their shares upon acquisition of voting power, the "control share" provision, which limits the voting power of shareholders owning 20% or more of a corporation's voting stock, and the "disgorgement" provision, which permits a corporation to recover profits resulting from the sale of shares in certain situations, including those where an individual or group attempts to acquire at least 20% of the corporation's voting shares do not apply to the Company.

         Under the BCL, directors of a corporation are not required to regard the interests of the shareholders as being dominant or controlling when determining the best interests of the corporation. The directors may consider, to the extent the directors deem appropriate, a broad range of additional factors in taking corporate actions. These additional factors include: the effects of any action upon any group affected by such action (including shareholders, employees, suppliers, customers and creditors of the corporation); the short term and long term interests of the corporation (including benefits that may accrue to the corporation from its long term plans and the possibility that these interests may be best served by the continued independence of the corporation); and the resources, intent and conduct of any person

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



seeking to acquire control of the corporation. These BCL provisions also provide directors with additional protection from challenges to their decision-making process, particularly with respect to acquisitions or proposed acquisitions of corporate control.

         The Company's By-Laws provide that special meetings of the Company's shareholders can be called only by: (i) the Chairman of the Board, if any, (ii) the President, (iii) a majority of the Board of Directors or its Executive Committee, if any or (iv) not less than ten percent (10%) of the shares of the Company.

         As permitted by the BCL, the Company's Bylaws provide that, subject to certain limited exceptions, directors of the Company shall not be personally liable, as such, for monetary damages for any action taken, provided such person acted in good faith, in what he reasonably believed to be the best interests of the Company. The effect of this provision is to limit the ability of the Company and its shareholders (through shareholder derivative suits on behalf of the Company) to recover monetary damages against a director for the breach of certain fiduciary duties as a director (including breaches resulting from grossly negligent conduct).

         The By-Laws of the Company provide that the number of directors will be fixed from time to time exclusively by the Board of Directors. The Articles of Incorporation also provide that any action required or permitted to be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the actions so taken, is executed by all, but not less than all, of the shareholders who would be entitled to vote at a meeting for such purpose.

         In addition to the foregoing, there are restrictions on the ability of the Company to pay dividends, to acquire or otherwise enter into new businesses, or to merge with or be acquired by other entities, which restrictions are imposed by applicable federal banking laws, including the Bank Holding Company Act of 1956, as amended.


Item 2.  Exhibits.

                  The following exhibits are filed with the copies of this registration statement filed with the American Stock Exchange. They are not filed with, or incorporated by reference in, the copies of this registration statement filed with the SEC:

          1. Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed on March 31, 1997.

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

          2. Company's definitive Proxy Statement dated March 7, 1997 and filed on March 7, 1997.

          3.   (a) Company's Articles of Incorporation, as amended.

               (b)  Company's By-laws, as amended.

          4.   Copy  of  specimen  certificate   representing  Company's  Common
               Shares, $5.00 par value.

          5. Company's Annual Report to Shareholders for the fiscal year ended December 31, 1996 filed on March 31, 1997.

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

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereto duly authorized.




                                            KEYSTONE HERITAGE GROUP, INC.



                                            By:/s/ Albert B. Murry
                                               Albert B. Murry
                                               President & Chief Executive
                                               Officer



Date:  March 31, 1997


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